United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2025

Commission file number 1-12984

EAGLE MATERIALS INC. RETIREMENT PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

5960 Berkshire Lane, Suite 900
Dallas, Texas 75225

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2025 AND 2024,

AND FOR THE YEAR ENDED DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Eagle Materials Inc. Retirement Plan

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2023.

Dallas, Texas

June 23, 2026

Eagle Materials Inc. Retirement Plan

Statements of Net Assets Available for Benefits

At December 31, 2025 and 2024

	December 31,
	2025	2024
Assets:
Investments at fair value	$316,241,332	$271,518,670
Fully benefit-responsive investment contract at contract value	4,985,281	5,474,511
Total Investments	321,226,613	276,993,181
Notes receivable from participants	7,387,687	6,582,869
Employer's contribution receivable	9,870,212	9,689,041
Total Assets	338,484,512	293,265,091
Net Assets Available for Benefits	$338,484,512	$293,265,091

See accompanying notes to financial statements.

Eagle Materials Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2025

Additions:
Participating employers’ contributions	$13,162,618
Participant contributions	16,726,501
Participant rollovers	3,359,917
Interest and dividends from investments	715,801
Net appreciation in fair value of investments	40,551,068
Interest income on notes receivable from participants	638,556
Total additions	75,154,461
Deductions:
Benefits paid to participants	(29,893,817)
Administrative expenses	(41,223)
Total deductions	(29,935,040)
Net increase	45,219,421
Net assets available for benefits at Beginning of Year	293,265,091
Net assets available for benefits at End of Year	$338,484,512

See accompanying notes to financial statements.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Eagle Materials Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated effective January 1, 2026, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Acquisition of Subsidiaries

During August 2024, the Company purchased the Big Bend Quarry (BBQ). Employees of BBQ were eligible to participate in the Plan as employees of Battletown Materials LLC, at the date of acquisition. During January 2025, the Company purchased Bullskin Stone & Lime (Bullskin). Employees of Bullskin were eligible to participate in the Plan at the date of acquisition.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions, except as provided in the Plan document. Eligible employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Audubon Materials, Tulsa Cement Company, Illinois Cement Company, Fairborn Cement Company, Kosmos Cement Company, Battletown Materials LLC, Nevada Cement Company,Kansas City Readymix, Audubon Readymix, and Bullskin Stone & Lime may also participate in matching contributions during the calendar year. Eligible employees are automatically enrolled in the Plan upon eligibility unless they opt out of the plan.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Participants may contribute a portion of their compensation, as defined by the Plan, limited to the maximum amount permitted under the

NOTE 1. DESCRIPTION OF THE PLAN (continued)

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

applicable Internal Revenue Code (the Code) regulations and the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participants who have been auto-enrolled in the Plan will be deemed to have elected to contribute 3% to the Plan, with a 1% automatic increase annually up to a maximum of 7%. An Automatic Enrollment Participant who elects not to make Automatic Contributions or elects to cease such contributions to the Plan may elect to defer a percentage of their Compensation as Pre‑Tax Contributions, Roth Contributions, and/or After-Tax Contributions at any time.

Profit sharing contributions are made by the Participating Employers as determined by the Company’s Board of Directors. Profit sharing contributions are made to all eligible participants employed on December 31 of each year. The profit sharing contributions are classified as employer's contribution receivable on the Statements of Net Assets Available for Benefits, and are generally paid in February of the next year. Profit sharing contributions made to hourly employees are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Eligible employees of certain subsidiaries receive Employer nondiscretionary matching contributions. These matching contributions are generally allocated to each employee’s participant account based on a certain percentage of each employee’s eligible contribution, up to a certain percentage or dollar amount annually, as defined by the Plan. Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2025 or 2024 Plan year. Forfeitures may be used to reduce employer contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $300,000 at December 31, 2025, and December 31, 2024. Forfeitures available for future use totaled approximately $447,000 and $370,000 at December 31, 2025 and 2024, respectively.

Participants direct the investment of their accounts into various mutual funds, collective trusts, a guaranteed investment contract, self-directed brokerage account, or the Eagle Materials Common Stock Fund (EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company and are excluded from these financial statements. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Benefits Payable

Benefits payable relate to claims for benefits that have been processed and approved prior to the end of the year, but not paid until the subsequent year. We had no benefits payable at December 31, 2025 and 2024.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Vesting

Matching Contributions – Participants’ Employer nondiscretionary matching contributions do not vest until the completion of four years of vesting service, as defined, except as provided in the Plan document.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

Profit Sharing Contributions – Participants’ Employer profit sharing contributions do not fully vest until the completion of four years of vesting service, as defined.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $7,000. A summary of such provisions follows:

•
Upon termination of service, if the fair value of a participant’s vested accrued benefit is $7,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $7,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.
•
If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at a reasonable rate based on lending in similar situations. The current interest rate for new loans is set at the Wall Street Journal prime rate plus two percent. Principal and interest are paid ratably through automatic payroll deductions. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59½; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Contributions Receivable

The contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from the Employer that have not been included in the Plan's investments at year end.

Distributions to Participants

Distributions to participants are recorded when paid.

Investment Valuation and Income Recognition

All of the Plan’s investments are included in a trust, and are governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments, except for the guaranteed investment contract, which is stated at contract value, are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of common stock, mutual funds and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

All security transactions are recorded on the trade date. Gains and losses on the disposal of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Administrative expenses for the year ended December 31, 2025 include Trustee and record keeper fees. Fund management fees and administrative fees are charged directly to the Plan.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts include investments in various securities, primarily stocks, bonds, mutual funds and cash and cash equivalents. These investments are valued using quoted prices in active markets.

Collective Trusts

The Plan holds investments in collective trusts which are managed by the fund manager which invest in various underlying investments, including equity securities, fixed income investments, and multi-asset class funds. The fair value of the units of these investments is valued at NAV per unit, as determined by the fund manager. The NAV is used as the practical expedient to estimate fair value. The Collective trusts are direct filing entities.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Below are the Plan’s investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	Assets at Fair Value at December 31, 2025
	Level 1	Level 2	Total
Mutual funds	$3,949,176	$—	$3,949,176
Self-directed brokerage account	3,594,939	259,606	3,854,545
Common stock	11,308,083	—	11,308,083
Collective trusts measured at NAV	—	—	297,129,528
Total Investments	$18,852,198	$259,606	$316,241,332

	Assets at Fair Value at December 31, 2024
	Level 1	Level 2	Total
Mutual funds	$4,681,752	$—	$4,681,752
Self-directed brokerage account	2,831,772	363,231	3,195,003
Common stock	13,629,295	—	13,629,295
Collective trust measured at NAV	—	—	250,012,620
Total Investments	$21,142,819	$363,231	$271,518,670

Recent Accounting Pronouncements

There were no new or pending Accounting Pronouncements that impacted the Plan in 2025 or 2024, or that are expected to impact the Plan in 2026.

NOTE 3. NAV PER SHARE

The following sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using NAV per Share
	December 31,
	2025	2024	Unfunded	Redemption	Other Redemption	Redemption Notice
	Fair Value (a)	Fair Value (a)	Commitment	Frequency	Restrictions	Period
Fixed Income Funds (b)	$5,876,106	$5,477,802	$—	Daily	None	Daily
Equity Index Funds (c)	88,052,790	76,748,433	—	Daily	None	Daily
Multi-asset Class Funds (d)	203,200,632	167,786,385	—	Daily	None	Daily

(a) The fair values of investments have been estimated using the NAV of the investment.

(b) The fixed income fund strategy seeks to provide capital preservation and income.

(c) Equity index strategies seek to replicate the return of a specific financial market.

(d) Multi-asset class funds are target date funds that seek to provide a diversified asset allocation consistent with the participants' current state of life.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

NOTE 4. GUARANTEED INVESTMENT CONTRACT

At December 31, 2025, the Plan holds an investment in the New York Life Anchor Account, which is a Guaranteed Investment Contract (GIC). New York Life maintains the contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported by New York Life. The issuer of the GIC is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is fully benefit-responsive and contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are generally no events that limit the availability of the Plan to transact at the contract value paid within 90 days or in rare circumstances, contract value paid over time. There are no events that allow the issuer to terminate the contract and which require the Plan administrator to settle at an amount different than contract value paid either within 90 days or over time.

NOTE 5. INCOME TAX STATUS

On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the years ended December 31, 2025 and 2024, the Plan purchased and sold shares of Eagle Common Stock for approximately $474,000 and $575,000, respectively. The stock held in the Plan experienced net loss of approximately $2,076,000 in 2025. At December 31, 2025 and 2024, the Plan held 54,713 and 55,233 shares respectively of the parent company’s common stock, with a cost basis of $3,502,131 and $2,976,800, respectively.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$338,484,512	$293,265,091
Interest receivable	(5)	(141)
Employer's contribution receivable	(9,870,212)	(9,689,041)
Net assets available for benefits per the Form 5500	$328,614,295	$283,575,909

		December 31,
		2025
Net increase in assets available for benefits reported in the financial statements		$45,219,421
Change in contributions receivable		(181,035)
Change in net assets available for benefits per the Form 5500		$45,038,386

NOTE 8. RISKS AND UNCERTAINTIES

Plan assets are invested in funds and securities as directed by Plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. RETIREMENT PLAN

schedule h; line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Brokerage Link	Participant Directed Investments	**	$3,594,939
*	Eagle Materials Inc.	Common Stock	**	11,532,928
*	Fidelity	Government MMKT	**	34,761
	Great Grey Trust	Euro-Pacific Growth Trust Class CT	**	4,750,189
	Harbor Capital	Appreciation Fund CIT Class R	**	15,100,429
*	Fidelity	Core Plus Bond Fund Class I	**	2,401,883
	MFS	Large Cap Value CT	**	5,640,095
	MFS	Mid Cap Value Fund CT	**	7,522,215
	MFS	Mid Cap Growth Fund CT	**	8,050,136
	Northern Trust	ACWI Ex-US Investable Market Index CT	**	2,274,145
	Northern Trust	Aggregate Bond Index Fund Non-Lending CT	**	3,474,223
	Northern Trust	Extended Equity Market Index Fund-DC Non-Lending CT	**	5,287,722
	Northern Trust	S&P 500 Index Fund-DC Non-Lending CT	**	39,427,859
	NY Life	Guaranteed Investment Contract at 3.25%	**	4,985,334
	Principal	Principal SmallCap Growth I R6	**	2,331,984
	Vanguard	Vanguard Target Retirement 2020 Fund	**	11,172,548
	Vanguard	Vanguard Target Retirement 2025 Fund	**	11,466,299
	Vanguard	Vanguard Target Retirement 2030 Fund	**	46,802,048
	Vanguard	Vanguard Target Retirement 2035 Fund	**	16,662,636
	Vanguard	Vanguard Target Retirement 2040 Fund	**	50,888,572
	Vanguard	Vanguard Target Retirement 2045 Fund	**	13,647,435
	Vanguard	Vanguard Target Retirement 2050 Fund	**	20,763,083
	Vanguard	Vanguard Target Retirement 2055 Fund	**	9,329,425
	Vanguard	Vanguard Target Retirement 2060 Fund	**	10,717,562
	Vanguard	Vanguard Target Retirement 2065 Fund	**	3,835,044
	Vanguard	Vanguard Target Retirement 2070 Fund	**	1,485,486
	Vanguard	Vanguard Target Retirement Income Fund	**	6,430,494
	Wells Fargo	Special SmallCap Value Fund R6	**	1,617,139
*	Participants	Notes receivable with interest rates from 5.25% to 10.50%.	—	7,387,687
	Total			$328,614,300

*Party-in-interest.

**Cost omitted for participant directed investments

INDEX TO EXHIBITS

Eagle Materials Inc. Retirement Plan

Exhibit Number	Exhibits
23*	Consent of BDO USA, P.C.
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document with Embedded Linkbase Documents.
104	Cover Page Interactive File - (formatted as Inline XBRL and Contained in Exhibit 101)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. RETIREMENT PLAN

Date:	June 23, 2026	By:	/s/ D. Craig Kesler
D. Craig Kesler, Chairman, Administrative Committee